UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Amendment No. 2
Under the Securities Exchange Act of 1934

AllianceBernstein Income Fund, Inc. (ACG)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

01881E101

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 23, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 01881E101

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  11,901,133

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  11,901,133

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

11,901,133

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

4.90%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

AllianceBernstein Income Fund, Inc.
c/o AllianceBernstein Investments, Inc.
1345 Avenue of the Americas
New York, New York 10105

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director and controlling stockholder.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of the Principals or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 11,901,133 shares of AllianceBernstein Income Fund, Inc. on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 4.90% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of AllianceBernstein Income Fund, Inc. fits the investment guidelines for various Accounts. Shares have been acquired since February 5, 2010.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 11,901,133 shares or 4.90% of the outstanding shares. George W. Karpus presently owns 10,500 shares. Dana R. Consler presently owns 3,200 shares. Kathleen F. Crane presently owns 200 shares. Karpus Management Profit Sharing Plan presently owns 47,700 shares. Karpus Management Defined Benefit Plan presently owns 36,100 shares. None of the other principals of KIM presently own shares of AllianceBernstein Income Fund, Inc..

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market transactions for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market transactions:

Date Shares Price Per Share

1/23/2015  (2,500)  $7.50
1/26/2015  2,400   $7.50
1/26/2015  (200)  $7.50
1/27/2015  (1,700)  $7.50
1/28/2015  4,400   $7.51
1/28/2015  (150)  $7.50
1/29/2015  (4,000)  $7.52
1/30/2015  3,450   $7.57
1/30/2015  (50)  $7.54
2/3/2015  1,500   $7.54
2/3/2015  (1,000)  $7.55
2/4/2015  (3,500)  $7.49
2/9/2015  9,600   $7.48
2/9/2015  (1,000)  $7.50
2/10/2015  (4,500)  $7.46
2/11/2015  4,500   $7.46
2/11/2015  (4,500)  $7.45
2/12/2015  (300)  $7.46
2/17/2015  (6,125)  $7.45
2/18/2015  (3,900)  $7.45
2/19/2015  2,100   $7.47
2/20/2015  (325)  $7.46
2/23/2015  8,000   $7.47
2/23/2015  (1,500)  $7.47
2/25/2015  369,650  $7.50
2/26/2015  (75)  $7.52
3/2/2015  1,650   $7.56
3/3/2015  (75)  $7.58
3/5/2015  (400)  $7.54
3/9/2015  (7,600)  $7.51
3/10/2015  5,900   $7.50
3/10/2015  (1,375)  $7.50
3/13/2015  (2,825)  $7.55
3/17/2015  (400)  $7.56
3/18/2015  (100)  $7.52
3/19/2015  (175)  $7.57
3/20/2015  (500)  $7.57
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of AllianceBernstein Income Fund, Inc. securities.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased AllianceBernstein Income Fund, Inc. for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Accordingly, KIM sent letters to the Fund on October 23, 2014 and November 19, 2014. A copy of the letters are attached as Exhibits 1 and 2, respectively. Also, on March 23, 2015 a press release was issued, a copy of which is attached as Exhibit 3.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Daniel Lippincott
Title:   Senior Tax-Sensitive Manager
Date:   March 24, 2015

EXHIBIT 1
Letter to the Fund
Transmitted October 23, 2014

VIA FACSIMILE AND FEDERAL EXPRESS              October 23, 2014
Emilie D. Wrapp
Senior Vice President and Assistant General Counsel
AllianceBernstein Investments, Inc.
1345 Avenue of the Americas
New York, New York 10105

 Re: AllianceBernstein Income Fund ("ACG" or the "Fund")

Ms. Wrapp:
This letter shall serve as notice to the AllianceBernstein Income Fund, Inc. ("ACG" or the "Fund"), as to the intention of Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus") to nominate three (3) nominees (collectively, the "Karpus Nominees" or individually a "Karpus Nominee") for election to the Board of Directors of ACG (the "ACG Board" or the "Board") at the next meeting of ACG shareholders anticipated to be held in March 2015, or any postponement or adjournment thereof (the "Meeting"). As is more fully described below, Karpus is also submitting a shareholder proposal pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, which Karpus intends to present for a vote by shareholders at the Meeting.

Pursuant to the Fund's DEF14A filed on February 20, 2014, Karpus believes that the terms of three (3), Class III directors currently serving on the ACG Board expire at the Meeting. To the extent there are in excess of three (3) vacancies on the ACG Board to be filled by election at the Meeting, or in the event that ACG increases the size of the ACG Board beyond its existing size or takes any other action with regard to the number of Directors or the classification of Directors, Karpus reserves the right to nominate additional nominees to be elected to the ACG Board at the Meeting. If this notice shall be deemed for any reason to be ineffective with respect to the nomination of any or all of the Karpus Nominees at the Meeting, or if any individual Karpus Nominee shall be unable to serve for any reason, this letter shall continue to be effective with respect to the remaining Karpus Nominee(s) and as to any replacement Karpus Nominee(s) selected by Karpus.

In looking at how the Board has handled its responsibilities, we believe their oversight has been subpar. As a key example, the Board unanimously recommended against a proposal submitted by at least 10% of shareholders that the Fund open-end. Board members are supposed to be representatives of the shareholders and be responsible for monitoring the manager. However, by recommending against open-ending the Fund and by supporting management's recommendation to change the fund's investment objectives, it seems as though the Board is is taking directions from the Fund's manager, rather than acting in shareholders' best interests.

In fact, Institutional Shareholder Services ("ISS"), a widely utilized independent proxy advisory firm, recommended shareholders vote against the proposed investment objectives changes. ISS also recommended that shareholders vote for the open-ending of the Fund. Why would the Board recommend that shareholders' vote in the exact opposite manner? How could it possibly be in shareholders' best interest to vote against receiving liquidity at full net asset value for their shares? In our minds, the answer is simple. The directors are conflicted. They appear to be more interested in AllianceBernstein receiving continued, elevated fee revenues rather than doing the right thing for shareholders.

To quote from ISS' report last year: "support for the conversion of the fund to an open-end investment company is warranted since it would permit the continued operation of the fund in accordance with its investment objective while providing shareholders with the increased ability to redeem their shares." With the sustained discount, lack of independence, and lack of shareholder focused actions to proactively address the Fund's discount, we question the ability of the Board to monitor and proactively address the discount going forward. This is why we strongly believe shareholders should elect new stewards of the Fund.

Through this letter, Karpus hereby notifies you of its intention to nominate Robert N. Gordon, Glen T. Insley, and Arthur Charles Regan to be elected to the ACG Board at the Meeting. The biographical information and consent for each Nominee are attached to this letter as Exhibits 1 and 2, respectively. Further, Karpus does not believe any Karpus Nominee is an "interested person" of ACG, as defined in the Investment Company Act of 1940.

In addition to the Karpus Nominees listed on Exhibit 1, below, Karpus also intends to present the following non-binding proposal (the "Proposal") pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, at the Meeting:

  BE IT RESOLVED, the shareholders of the AllianceBernstein Income Fund ("ACG" or the "Fund") request the Board of Directors promptly consider authorizing a self-tender offer for all outstanding common shares of the Fund at or close to net asset value ("NAV"). If more than 50% of the Fund's outstanding common shares are tendered, the tender offer should be cancelled and the Fund should be liquidated, converted into an exchange-traded fund, or converted/merged into an open-end mutual fund.

  Supporting Statement

  Pursuant to the Fund's prospectus, in 2013 Karpus (as well as at least 10% of the Fund's outstanding shares) submitted a written request to have the Fund submit a proposal to Fund shareholders to convert the Fund from a closed-end to an open-end investment company. Against shareholders' best interests, our Board unanimously recommended shareholders vote against this proposal.

  At the close of last year's meeting on March 27, 2014, this means that shareholders could've received an additional 10.83% or $0.90 for each share if the open-ending would've occurred. Because the discount of the Fund has remained virtually unchanged, shareholders could receive a similar amount (10.70% or $0.90) through the date we've submitted this proposal.

  Not only did the Board unanimously recommend against the open-ending proposal, but its "solution" to the Fund's discount was to ask shareholders to change the Fund's fundamental investment objectives. Shareholders responded strongly, and the measure did not pass. As we said at the time, if the Board was having difficulty managing the Fund's discount, we didn't believe the answer was to ask shareholders to assume more risk in a search for yield. Shareholders were right.

  Presumably, the Fund included the original language in its prospectus because it saw the possibility for the Fund to trade a persistent discount. While the Fund has conducted open market share repurchases, the Fund's persistently wide discount to net asset value shows that the Board's actions have not proven effective. This is why we believe our proposal should be implemented and the Board should authorize a self-tender offer for the Fund's common shares at or close to net asset value. Should a majority of outstanding shares be tendered, this would indicate that shareholders do not support the Fund continuing in its closed-end fund format.

  The Fund and Board are likely to come up with a litany of arguments against our Proposal but the simple fact of the matter is that the Board has not been able to effectively manage the Fund's discount.

  Tell the Board that you want it to take more effective action to narrow the discount. Vote FOR Karpus' Proposal to tell the Board you want it to adhere to the spirit and intent of the prospectus' lifeboat provision to enhance shareholder value.

  END OF PROPOSAL

As is required by Rule 14a-8, attached as Exhibits 3 and 4 are letters from U. S. Bank N.A. and the "record" holder of the referenced shares, verifying that the referenced shares were continuously and beneficially owned, and had a market value of $2,000 or more, for at least a one year period prior to the date of the submittal of the above proposal and director nominations. Karpus intends to hold the shares referenced through the date of the Meeting.

Please advise us immediately if this notice is deficient in any way or if any additional information is required so that Karpus may promptly provide it in order to cure any deficiency.

Sincerely,

/s/

Brett D. Gardner
Senior Corporate Governance Analyst
EXHIBIT 1
Director Information

Robert N. Gordon; Age: 61; Address: c/o Twenty-First Securities Corporation, 780 Third Avenue, 24th Floor, New York, New York 10017; Nationality: U.S. Citizen; Professional Experience: Mr. Gordon is the president of Twenty-First Securities Corporation, which he founded in 1983. Since 1991, Mr. Gordon has served as an adjunct professor at New York University's Graduate School of Business. He has also been involved with the Wharton School's Securities Industry Institute since 1979, starting as a student, becoming a lecturer in 1983, and serving as chairman in 1994 and 1995. Mr. Gordon has had many roles at the Securities Industry Association, having served as an SIA director, as treasurer, as chairman of the Tax Policy Committee and chairman of the New York District. He is a member of the Wall Street Tax Association and the New York State CPA Society.

Mr. Gordon writes a monthly column for InvestmentNews; is the author (with Jan Rosen) of Wall Street Secrets for Tax Efficient Investing and author or coauthor of chapters in Tax Planning for the Affluent, Market Shock and Harold Evensky's The Investment Think Tank. He has published many articles on tax, arbitrage and hedging strategies. He serves on the editorial advisory boards of Derivatives Report, The Journal of Taxation and Investments and The Journal of Wealth Management.

Before founding Twenty-First Securities, Mr. Gordon was a partner at Oppenheimer & Company. Prior to that, he worked at Laidlaw, Adams & Peck, where he became a regional manager and senior vice president. He has been involved with investment industry since 1976.

Glen T. Insley, CFA; Age: 68; Address: 47 Blue Heron Road, Georgetown, South Carolina 29440-7022; Nationality: U.S. Citizen; Professional Experience: Presently retired, formerly, Evergreen Investments, Senior Vice-President/Managing Director Investment Risk Management (2000-2007 (retired)), Evergreen Investments Senior Vice-President/Managing Director of Fixed Income (1993-2000); Chairman of Valuation Committee, Evergreen Funds (2004-2007), Chairman of Board, Vestaur Securities Corp. (a then AMEX listed closed-end fund that reorganized into an open-end fund in 2005) (1998-2005), Finance Committee Member, HUM Group Inc./Healthcare Underwriters Mutual Insurance (1995-2002).

Arthur Charles Regan; Age: 51; Address: 505 Eighth Avenue, Suite 800, New York, New York 10018; Nationality: U.S. Citizen; Professional Experience: Mr. Regan is presently the President & CEO of Regan & Associates, Inc. a NY, NY based proxy solicitation/shareholder services firm founded by him in 1991 and has had numerous articles published on shareholder related matters. He was previously the President of David Francis & Co., Inc. and a Vice President at Morrow & Co, Inc., also proxy solicitation firms; Mr. Regan also formerly served as an outside director and Corporate Secretary for US Wats, Inc. a Bala-Cynwyd, PA based publicly held telecommunications firm until that firm was merged out of existence.

EXHIBIT 2
Director Consents

EXHIBIT 3
U.S. Bank N.A. Letter

EXHIBIT 4
Cede & Co Letter

EXHIBIT 2
Letter to the Fund
Transmitted November 19, 2014

VIA E-MAIL AND FEDERAL EXPRESS                 November 19, 2014
Emilie D. Wrapp
Senior Vice President and Assistant General Counsel
AllianceBernstein Investments, Inc.
1345 Avenue of the Americas
New York, New York 10105

 Re: AllianceBernstein Income Fund ("ACG" or the "Fund")

Ms. Wrapp,
Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus") is in receipt of a communication from Seward & Kissel LLP (whom we assume is Fund outside counsel) stating they have advised the Board to rule Karpus' trustee nominations out of order if Karpus attempts to nominate persons for election at the Fund's 2015 annual meeting of shareholders or any postponements or adjournments thereof (the "Meeting").

We are disappointed that the Fund has resorted to technicalities and wasted shareholder money to further entrench the current Board - a Board that unanimously recommended shareholders not receive the full value of their investment and a Board that unanimously recommended for greater investment flexibility that did not ultimately get the necessary shareholder approval. We are also disappointed that the Fund itself cannot even respond to its shareholders but must resort to outside counsel to prevent them from nominating trustees when they believe the current Board has fallen dramatically short.

To address the primary concern in the letter, we would like to have the Fund provide a press release to shareholders on who would actually be considered a "shareholder of record" to submit a director nominee to the Fund. Indeed, our proposal and nominee submittal addresses the fact that in today's world of shareholder recordkeeping, an overwhelming proportion of shares are uncertificated thus making it virtually impossible for shareholders to be "shareholders of record" on the books of the transfer agent of the Fund. This is exactly why Karpus submitted the verification letters it did. Karpus submitted the letter from US Bank (the account's custodian), who is a participant of Cede & Co., the "record holder" we believe is on the Fund's books and records. By submitting the letters as we did, Karpus believes it has satisfied the requirement of being a "shareholder of record" of ACG under today's modern shareholder standards. Any assertion of the Fund, or its counsel, to the contrary is an attempt to bypass any rational person's actions to satisfy the "shareholder of record" requirement in the Fund's bylaw, with the apparent goal of entrenching the Fund's underperforming Board of Directors.

As a further point of note, even though the director nominations are not part of 14a-8, we find it interesting that the securities laws governing the proposal process allow two mechanisms by which shareholders can "prove" ownership. These two mechanisms are found under § 240.14a-8(b)(2)(i) and (ii). These sections explicitly state:

  (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

    (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

    (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

      (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

      (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

      (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

We find it hard to believe that if the processes governing 14a-8 acknowledge that "if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own," the Fund cannot apply similar logic or steps employed in 14a-8 to the nomination process. Then again, maybe the Fund and its counsel is choosing to ignore the logic employed in 14a-8 on a selective basis to ensure the Fund's own, hand chosen nominees can continue to rubber stamp actions of the Fund's manager, to the detriment of ACG's shareholders.

Perhaps if the Fund spent more time communicating with shareholders and addressing their concerns, they would not have to be spending so much shareholder money and Fund resources trying to exclude shareholders from exercising their voice in their investment. The Fund is owned by the Fund shareholders - not by the Board or the Fund's management company. Based on the efforts the Fund is expending to exclude our nominees, we wonder what the Fund is trying to protect by keeping its incumbent nominees in office. We believe the Fund should let the shareholders decide who will better serve their interests, not external counsel or the Board's attorneys.

Based on the logic expressed in our letter, we respectfully request that the Fund reconsider its views set forth in the Seward & Kissel LLP letter.

Sincerely,

/s/

Brett D. Gardner
Senior Corporate Governance Analyst

cc: Paul M. Miller, Esq.
 Marshall C. Turner, Jr.
 Donald R. Crawshaw, Esq.
 Kathleen K. Clarke, Esq.
 U.S. Securities and Exchange Commission

EXHIBIT 3
Press Release Dated March 23, 2015

FOR IMMEDIATE RELEASE

PRESS RELEASE

KARPUS INVESTMENT MANAGEMENT ANNOUNCES INTENTION TO PRESENT PROPOSAL DESIGNED TO ENHANCE SHAREHOLDER VALUE TO THE ALLIANCEBERNSTEIN INCOME FUND

PITTSFORD, NY, MARCH 23, 2015 - Karpus Investment Management announced today that it will be presenting its stockholder proposal at the 2015 Annual Meeting of the AllianceBernstein Income Fund, Inc. (NYSE: "ACG") to be held on April 16, 2015.

Karpus' proposal requests that the Board of Directors promptly consider authorizing a self-tender offer for all outstanding common shares of the Fund at or close to net asset value. "If more than 50% of the Fund's outstanding shares are tendered, we want the Board to cancel the tender offer and take the steps necessary to liquidate, merge or convert the Fund to an open-end fund" stated Brett D. Gardner, Senior Corporate Governance Analyst.

Gardner further stated, "Since nearly 30% of ACG's outstanding shares voted last year to open-end the Fund, we adamantly believe that a strong response is needed to address the concerns of such a significant amount of shareholders. If approved by shareholders and implemented by the Fund, we feel this is exactly what our proposal would do."

He concluded, "We feel that the Board has failed to effectively manage the Fund's discount and the time has come to allow stockholders to realize close to full value for their shares. Karpus will be voting its roughly 11.5 million shares "For" our stockholder proposal and to "Withhold Authority" for each of ACG's trustee nominees."

Karpus Investment Management is a 29 year-old firm based in Pittsford, NY that practices conservative money management and has approximately $2.6 billion in assets under management. It is one of the largest long-term stockholders in ACG and has held shares since 2010.

Karpus Investment Management

Contact:
  Artie Regan
  Regan & Associates, Inc.
  (212) 587-3005 (phone)
  (212) 587-3006 (fax)
  info@reganproxy.com